Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Successor	Predecessor
	February 13 – June 30, 2010	January 1 – February 12, 2010	Six Months Ended June 30, 2009
Earnings:
Income before income taxes	$1,575	$482	$1,373
Add:
Interest and other fixed charges, excluding capitalized interest	31	16	77
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	100	35	136
Distributed income of investees accounted for under the equity method	3	−	3
Amortization of capitalized interest	−	1	3
Less:
Equity in earnings of investments accounted for under the equity method	7	1	3
Total earnings available for fixed charges	$1,702	$533	$1,589
Fixed charges:
Interest and fixed charges	$36	$17	$86
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	100	35	136
Total fixed charges	$136	$52	$222
Ratio of earnings to fixed charges	12.51x	10.25x	7.16x

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